UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) September 13, 2002

SAFE ID CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	0-29803	88-0407078
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Suite B3, 1700 Varsity Estates Drive
NW Calgary, Alberta, CANADA   T3B-2W9

(Address of Principal Office)   Zip Code

Registrant's telephone number, including area code: (403) 247-4630

ITEM 5.   OTHER EVENTS

Safe ID Corporation (the "Company") confirms that Lance Morginn, Director of the Company from its inception, submitted his resignation effective September 13, 2002. Mr. Morginn resigned for personal reasons. In order to fill the vacancy created by this resignation, the remaining Director appointed a successor to serve as a Director for Mr. Morginn's remaining unexpired term.

The successor Director appointed to the Company's Board of Directors is Jack D. MacDonald, age 73, of Vancouver, British Columbia, Canada. Mr. MacDonald was a director of Global Media from November 1997 to October 2000, and was Chair of its Audit and compensation committees. Mr. MacDonald was a Director of TKO Resources, Inc., a publicly traded mining exploration company located in Vancouver, B.C., from May 1996 to September 1997, and was the President, Chief Executive Officer and a Director of Salus Resources Corp., and of its predecessor, Arapaho Mining Corp., a publicly traded mining exploration company located in Vancouver, British Columbia., from May 1990 to October 1996.

In addition to Mr. MacDonald, Maurizio Forigo continues to serve as a director for the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SAFE ID CORPORATION

By: /S/ MAURIZIO FORIGO

Maurizio Forigo, President and Director

By: /S/ JACK D. MACDONALD

Jack D. MacDonald

Date: September 17, 2002